NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements Three months ended March 31, 2015 and 2014 (Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	March 31, 2015	December 31, 2014

Assets

Current assets
Cash and cash equivalents	2, 9	$442,655	$442,418
Accounts receivable and prepaids		36,791	32,188
Inventories	3	76,848	86,851
Due from non-controlling interest		20,640	21,211
		576,934	582,668

Non-current assets
Due from non-controlling interest		28,368	27,272
Account receivable		1,003	1,087
Inventories	3	16,007	14,819
Mineral properties, plant and equipment	4	371,298	360,840
		416,676	404,018
Total assets		$993,610	$986,686

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$51,959	$54,169
Dividends payable		7,986	7,986
Income taxes payable		-	533
		59,945	62,688

Non-current liabilities
Deferred income taxes		62,718	56,906
Provision for mine closure and reclamation		34,580	34,196
		97,298	91,102
Total liabilities		157,243	153,790

Equity
Share capital	5	407,378	407,359
Share-based payments reserve		16,435	16,202
Retained earnings		257,798	253,035
Equity attributable to Nevsun shareholders		681,611	676,596

Non-controlling interest	10	154,756	156,300
Total equity		836,367	832,896
Total liabilities and equity		$993,610	$986,686

Contingency (note 8)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended March 31,
	Note	2015	2014
Revenues	6	$117,172	$99,151
Cost of sales
Operating expenses		(57,494)	(34,109)
Royalties		(4,819)	(5,918)
Depreciation and depletion		(12,278)	(7,141)
Operating income		42,581	51,983

Administrative expenses		(3,405)	(4,731)
Finance income		641	953
Finance costs		(384)	(279)
Income before taxes		39,433	47,926

Income taxes		(16,399)	(19,746)
Net income and comprehensive income		$23,034	$28,180

Net income and comprehensive income attributable to:
Nevsun shareholders		$12,578	$15,440
Non-controlling interest	10	10,456	12,740
		$23,034	$28,180

Earnings per share attributable to Nevsun shareholders:	5
Basic		$0.06	$0.08
Diluted		$0.06	$0.08

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended March 31,
	Note	2015	2014
Operating activities
Net income		$23,034	$28,180
Items not involving the use of cash
Depreciation and depletion		12,289	7,152
Income taxes		16,399	19,746
Share-based compensation	5	147	937
Interest income on due from non-controlling interest		(525)	(909)
Other		63	(34)

		51,407	55,072
Changes in non-cash operating capital
Accounts receivable and prepaids		(2,224)	9,733
Inventories		6,784	(10,976)
Accounts payable and accrued liabilities		(5,446)	3,828
Cash generated from operating activities		50,521	57,657
Income taxes paid		(13,100)	(23,702)

Net cash provided by operating activities		37,421	33,955
Investing
Expenditures on mineral properties, plant and equipment		(20,717)	(17,159)
Pre-commercial production copper sales receipts		-	44,476
Change in non-cash working capital related to investing activities		3,505	(293)

Net cash provided by (used in) investing activities		(17,212)	27,024
Financing
Dividends paid to Nevsun shareholders		(7,986)	(13,943)
Distribution to non-controlling interest		(12,000)	(12,000)
Issuance of common shares, net of issue costs		14	156

Net cash used in financing activities		(19,972)	(25,787)
Increase in cash and cash equivalents		237	35,192
Cash and cash equivalents, beginning of period		442,418	302,724
Cash and cash equivalents, end of period		$442,655	$337,916

Supplementary cash flow information (note 2)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest (note 10)	Total equity
December 31, 2013	199,307,802	$405,979	$14,843	$187,795	$608,617	$159,879	$768,496

Exercise of stock options	40,000	156	-	-	156	-	156
Transfer to share capital on exercise of options	-	48	(48)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(502)	502	-	-	-
Share-based payments	-	-	563	-	563	-	563
Income for the period	-	-	-	15,440	15,440	12,740	28,180
Dividends declared	-	-	-	(6,977)	(6,977)	-	(6,977)
Distributions to non-controlling interest	-	-	-	-	-	(12,000)	(12,000)
March 31, 2014	199,347,802	$406,183	$14,856	$196,760	$617,799	$160,619	$778,418

December 31, 2014	199,652,802	$407,359	$16,202	$253,035	$676,596	$156,300	$832,896

Exercise of options	5,000	14	-	-	14	-	14
Transfer to share capital on exercise of options	-	5	(5)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(171)	171	-	-	-
Share-based payments	-	-	409	-	409	-	409
Income for the period	-	-	-	12,578	12,578	10,456	23,034
Dividends declared	-	-	-	(7,986)	(7,986)	-	(7,986)
Distributions to non-controlling interest	-	-	-	-	-	(12,000)	(12,000)
March 31, 2015	199,657,802	$407,378	$16,435	$257,798	$681,611	$154,756	$836,367

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2015 and 2014

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (the Company) is a company domiciled in Canada. These condensed consolidated interim financial statements (interim financial statements) of the Company as at and for the three months ended March 31, 2015, include the accounts of the Company and its subsidiaries. The Company is principally engaged in the production and sale of copper concentrate from its 60%-owned Bisha Mine in Eritrea.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2014. Certain comparative items within these financial statements have been reclassified in order to correspond to the 2014 year-end financial statements.

These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on April 29, 2015.

(c)	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements.

(d)	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2014.

(e)	Changes in accounting standards

There were no significant accounting pronouncements issued during the period ended March 31, 2015.

2.	Supplemental cash information

	March 31, 2015	December 31, 2014
Cash and cash equivalents
Cash	$55,525	$94,818
Cash equivalents	387,130	347,600
	$442,655	$442,418

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2015 and 2014

2.	Supplemental cash information (continued)

	Three months ended March 31,
	2015	2014
Non-cash investing and financing transactions
Closure and reclamation increase in mineral properties, plant and equipment	$-	$1,842
Depreciation added to (relieved from) inventory	(2,031)	988

3.	Inventories

	March 31, 2015	December 31, 2014
Materials and supplies	$60,759	$59,533
Work-in-progress	27,784	24,640
Finished goods – copper concentrate	4,312	17,497
Total inventories	$92,855	$101,670
Less: non-current portion of ore in stockpiles	(16,007)	(14,819)
Inventory recorded as a current asset	$76,848	$86,851

The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of oxide ore, primary ore and pyrite sand ore. Depreciation of $3,574 is included in work-in-progress and finished goods inventories at March 31, 2015 (December 31, 2014 – $5,605).

4.	Mineral properties, plant and equipment

As at March 31, 2015, the Company has commitments to purchase property, plant and equipment of $37,784, related primarily to the zinc phase expansion.

For the three months ended March 31, 2014, the Company recorded pre-commercial production copper concentrate sales of $10,517, net of provisional pricing adjustments. When offset by pre-commercial production operating costs of $4,809, depreciation and depletion of $855, and royalties of $629, the resultant net credit of $4,224 was recorded as an offset against copper phase plant and equipment costs.

5.	Share capital and reserves

(a)	Stock options

The three months ended March 31, 2015, included $409 (Q1 2014 - $563) in share-based payment costs related to stock options, $409 (Q1 2014 - $544) of which are presented in administrative expenses and $nil (Q1 2014 – $19) in operating expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2014	12,182,000	$4.00
Granted	-	-
Exercised as stock options	(5,000)	3.28
Forfeited	(115,000)	4.72
Outstanding, March 31, 2015	12,062,000	$3.99

The weighted average share price of the Company on the dates options were exercised in the three months ended March 31, 2015, was CAD $4.65 (Q1 2014 – CAD $4.32). The weighted average price of options exercisable at the end of the period was CAD $4.03 (December 31, 2014 – CAD $4.05).

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2015 and 2014

5.	Share capital and reserves (continued)

(b)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended March 31,
	2015	2014
Net income attributable to Nevsun shareholders	$12,578	$15,440
Effect of dilutive securities:
Change in stock appreciation rights liability	-	60
Diluted net income attributable to Nevsun shareholders	$12,578	$15,500
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,697	199,319
Dilutive options and stock appreciation rights	1,768	1,491
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	201,465	200,810
Earnings per share (in $)
Basic	$0.06	$0.08
Diluted	$0.06	$0.08

6.	Revenues

	Three months ended March 31,
	2015	2014
Copper concentrate sales	$118,071	$88,811
Copper concentrate by-product sales	14,749	13,616
Other	-	5,696
Treatment and refining charges	(15,648)	(8,972)
	$117,172	$99,151

For the three months ended March 31, 2015, copper concentrate sales are net of provisional and final pricing and physical quantity adjustments of $12,902 (Q1 2014 – $5,446). As at March 31, 2015, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable and payable of $12,601, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment.
Other revenue consists of high-grade precious metals ore shipped directly to buyers.

7.	Financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

Copper concentrate sales receivables of $21,478 (December 31, 2014 - $19,403) are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of the copper concentrate sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the copper concentrate. There were no changes to the method of fair value measurement during the period.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2015 and 2014

8.	Contingency

Araya Lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine. The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military. The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”). The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members. No amount of damages is required to be quantified by the plaintiffs at this time. No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit. The Company denies the allegations and will vigorously defend itself in this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

9.	Segment information

The Company conducts its business as a single operating segment being the mining business in Eritrea. All mineral properties and equipment are situated in Eritrea. Cash and cash equivalents located outside of Africa at March 31, 2015, equal $435,215 (December 31, 2014 - $431,678).

10.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (BMSC), as at March 31, 2015 and December 31, 2014. The information is presented on a 100% basis.

	March 31, 2015	December 31, 2014
Current assets	$145,391	$156,122
Non-current assets	383,987	372,145

Current liabilities	(46,276)	(47,501)
Non-current liabilities	(96,213)	(90,017)
Net assets	$386,889	$390,749
Net assets attributable to non-controlling interest	$154,756	$156,300

The following table presents the financial results of BMSC for the three months ended March 31, 2015 and 2014, respectively:

	Three months ended March 31,
	2015	2014
Revenues	$117,172	$99,151
Net income and comprehensive income	26,140	31,851
Net income and comprehensive income attributable to non-controlling interest	$10,456	$12,740

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2015 and 2014

10.	Interest in subsidiary (continued)

The following table presents the summary cash flow information of BMSC for the three months ended March 31, 2015 and 2014, respectively:

	Three months ended March 31,
	2015	2014
Net cash provided by operating activities	$41,765	$36,337
Net cash provided by (used in) investing activities	(17,204)	27,030
Net cash used in financing activities	(30,000)	(47,310)
Increase (decrease) in cash and cash equivalents	$(5,439)	$16,057